UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Just Eat Takeaway.com N.V.
 (Name of Issuer)

Ordinary Shares, nominal value €0.04 per share
(Title of Class of Securities)

48214T305**
(CUSIP Number)

Alexander Captain
Cat Rock Capital Management LP
8 Sound Shore Drive, Suite 250
Greenwich, CT, 06830
203-992-4630
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Ordinary Shares. CUSIP number 48214T305 has been assigned to the American Depositary Shares of the Issuer, each one of which represents one-fifth of one Ordinary Share.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 48214T305	Page 2 of 6 Pages
1	NAMES OF REPORTING PERSONS
Cat Rock Capital Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,646,732

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,646,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,646,732

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.93% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, PN

(1)	This percentage calculation is based on 215,966,059 Ordinary Shares outstanding, as reported by the Issuer in Exhibit 99.1 of its current report on Form 6-K, filed on October 3, 2022.

CUSIP NO. 48214T305	Page 3 of 6 Pages
1	NAMES OF REPORTING PERSONS
Alexander Captain

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
10,646,732

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
10,646,732

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,646,732

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.93% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, IN

(1)	This percentage calculation is based on 215,966,059 Ordinary Shares outstanding, as reported by the Issuer in Exhibit 99.1 of its current report on Form 6-K, filed on October 3, 2022.

CUSIP NO. 48214T305	Page 4 of 6 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission (the “SEC”) on October 14, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on December 21, 2021 (“Amendment No. 1” and, together with the Original Schedule 13D and this Amendment No. 2, the “Schedule 13D”), with respect to the ordinary shares, nominal value €0.04 per share (the “Ordinary Shares”), of Just Eat Takeaway.com N.V. (the “Issuer”), whose principal executive offices are located at Oosterdoksstraat 80, Amsterdam, Netherlands, 1011 DK. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

A total of approximately $10,922,829.76 was paid to acquire the Ordinary Shares purchased since Amendment No. 1 and reported herein. The Reporting Persons acquired such Ordinary Shares using the working capital of the Cat Rock Funds.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) and (e) of the Schedule 13D is hereby amended and supplemented as follows:

(a) As of December 15, 2022, each of Cat Rock and Mr. Captain may be deemed to be the beneficial owner of 10,646,732 Ordinary Shares, or approximately 4.93% of the total number of Ordinary Shares outstanding, held for the accounts of the Cat Rock Funds.

The foregoing beneficial ownership percentage calculation is based on 215,966,059 Ordinary Shares outstanding, as reported by the Issuer in Exhibit 99.1 of its current report on Form 6-K, filed on October 3, 2022.

(b) Each of Cat Rock and Mr. Captain has shared voting power and shared dispositive power over the 10,646,732 Ordinary Shares directly held by the Cat Rock Funds and reported herein.

(c) The trading date, number of Ordinary Shares acquired and disposed of, price per share, identity of person for whose account the transaction was effected, and where and how the transaction was effected, for all transactions in the Ordinary Shares by the Reporting Persons during the past sixty days, are set forth in Exhibit D. Except for the transactions set forth in Exhibit D, there have been no transactions in the Ordinary Shares by the Reporting Persons during the past sixty days.

(e) As of December 15, 2022, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Ordinary Shares.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit D:	Schedule of Transactions, in response to Item 5(c).

CUSIP NO. 48214T305	Page 5 of 6 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAT ROCK CAPITAL MANAGEMENT LP

By:	/s/ Alexander Captain
Name: Alexander Captain
Title: Chief Executive Officer

ALEXANDER CAPTAIN

/s/ Alexander Captain

December 15, 2022

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

CUSIP NO. 48214T305	Page 6 of 6 Pages
EXHIBIT D

SCHEDULE OF TRANSACTIONS

Each of the following transactions was effected in the open market through a broker.

Entity Name	Transaction Date	Transaction Type	Quantity	Price per Share
Master Fund	10/17/2022	Buy	133,429	€ 14.28
Master Fund	10/20/2022	Buy	50,000	€ 15.33
Master Fund	10/27/2022	Sell	244,695	€ 17.49
Master Fund	10/28/2022	Sell	56,158	€ 17.12
Master Fund	10/31/2022	Sell	80,943	€ 17.18
Master Fund	11/3/2022	Sell	200,000	€ 17.27
Master Fund	11/4/2022	Sell	100,000	€ 18.32
Master Fund	11/8/2022	Sell	200,000	€ 20.99
SPV	12/9/2022	Sell	210,000	€ 21.20
SPV	12/12/2022	Sell	300,000	€ 21.48
SPV	12/13/2022	Sell	1,190,379	€ 22.15
SPV	12/14/2022	Sell	500,000	€ 21.80
SPV	12/15/2022	Sell	300,000	€ 21.02